Mail Stop 3720

February 2, 2007

Mr. Roger D. Linquist
Chief Executive Officer
MetroPCS Communications, Inc.
8144 Walnut Hill Lane
Suite 800
Dallas, TX 75231-4388

> **Re:** **MetroPCS Communications, Inc.**
> **Registration Statement on Form S-1**
> **Filed January 4, 2007**
> **File No. 333-139793**
>
> **Registration Statement on Form 10**
> **Filed January 4, 2007**
> **File No: 0-50869**

Dear Mr. Linquist:

We have reviewed your filings and have the following comments. Please amend the registration statements in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1

General

1.   We encourage you to file all exhibits with your next amendment or otherwise
        furnish us drafts of your legality opinion and underwriting agreement. We must
        review these documents before the registration statement is declared effective,
        and we may have additional comments.

2.   Please furnish in your response letter a statement as to whether or not the amount
        of compensation to be allowed or paid to the underwriter has been cleared with
        the NASD. Prior to the effectiveness of this registration statement, please provide
        us with a copy of the letter informing that the NASD has no objections.

3.   Please provide us with copies of your prospectus artwork prior to circulating your
        preliminary prospectus. Since we may have comments that could result in
        material revisions to your artwork, please provide us with sufficient time to
        comment on your artwork prior to circulating your preliminary prospectus. See
        Item VIII of the March 31, 2001 quarterly update to the Division of Corporation
        Finance's Current Issues and Rulemaking Projects outline, which is available on
        our website at http://www.sec.gov/divisions/corpfin/cfcrq032001.htm.

4.   We note the market size, growth estimate data and other figures cited throughout
        the document and as specifically referenced on page 42, "Market and Other
        Data." Please provide us with marked copies of any materials that support these
        and other third party statements, clearly cross-referencing each statement with the
        underlying factual support. Confirm for us in your response letter that these
        documents are publicly available. To the extent that any of these reports have
        been prepared specifically for you, file a consent from the third party.

Prospectus Summary, page 1

5.   All of the disclosure under "Competitive Strengths" and "Business Strategy"
        simply repeats disclosure in your Business section. The summary should provide
        a brief, non-repetitive, non-generic discussion of the most material aspects of you
        and your offering. Please reduce the amount of detail by carefully considering
        and identifying those aspects of the company and the offering that are the most
        significant and determine how best to highlight those points in clear, plain
        language. We may have further comments once you have revised your summary
        disclosure.

6.   Your summary should be revised to present a more balanced picture of your
        operations. For example, please disclose in the forefront of your summary the
        fact that you have recently incurred a significant amount of debt, quantifying the

same and highlighting the risks and financial impact thereof; your industry is capital intensive and highly competitive; the proceeds from this offering will not fully satisfy your build-out strategy; the numerous risks discussed later that could negatively affect your "cost leadership position"; you have discovered material weaknesses in your internal control over financial reporting; and you are exposed to potential liability stemming from securities law violations.

7.   In connection with the above comment, please balance the disclosure regarding your compelling value proposition under "Our Fixed Price Unlimited Service Plan" on page three, and elsewhere, with the disclosure in the risk factor on page 15 ("Some of our competitors have technological or operating capabilities…."), which states that your competitors are currently able to offer their customers roaming services over a larger geographic area and at rates lower than those offered by you.

8.   You make a number of statements regarding your financial and operating growth that either need to be substantiated or removed. The following are illustrative only and are not meant to be exhaustive: "we have been among the fastest broadband PCS providers in the United States as measured by growth in subscribers and revenues…" (page 1); "cash profits per customer as a percentage of revenues per month that are among the highest in the wireless industry" (page 3); "we believe [our cost per gross addition] to be among the highest lowest in the industry" (page 3). Please revise as requested.

9.   Please delete the presentation of adjusted EBITDA from the prospectus summary. You should present non-GAAP financial measures only in summary financial data and MD&A.

10.   In your footnotes to your summary financial information, indicate that you also use Adjusted EBITDA and cost per gross addition in determining management's compensation levels.

Risk Factors, page 14

We may face additional competition from new entrants…., page 15

11.   Please identify the coalition of cable companies referenced and list the metropolitan areas where they have acquired spectrum in which you also operate or plan to operate. Also tell us whether the carriers that offer unlimited fixed-rate service plans as noted in this risk factor are the same as those listed in the risk factor on page 16, "We may face increased competition from other unlimited fixed rate plan competitors…." If they are not the same, supplement the disclosure appropriately and clarify which metropolitan areas overlap.

We may face increased competition from other unlimited fixed rate plan competitors….",
page 16

12.   Specifically identify the "unlimited fixed rate" carriers noted in this risk factor.

We may not have access to all the funding necessary to build…., page 18

13.   Please explain how you define "free cash flow" and quantify the amount you will
        need to generate in order to construct and operate the Auction 66 Markets in the
        near term or at all.

We have identified material weaknesses in our internal control over financial reporting in
the past.   page 23

14.   In addition to highlighting the risks relating to your failure to comply with Rule
        701 and Section 12(g) of the Securities Exchange Act of 1934, you should include
        a separately captioned risk factor discussing the failures of your disclosure
        controls and procedures during the last 12 months.

Because we have issued stock options and shares of common stock in violation…., page
24

15.   Disclose the requirements of Rule 701 that you may have violated.

16.   Disclose the purchase price paid by each holder for each share of common stock
        that is the subject of the rescission offer, and tell us how you arrived at the
        purchase price equal to 20% of the aggregate exercise price for each option that is
        subject to the rescission offer.

We failed to register our stock options under the Securities and [sic] Exchange Act of
1934…., page 25

17.   Your failure to file required periodic reports could give rise not only to private
        causes of action but also to administrative and/or civil actions by the Commission.
        Please disclose this latter fact.

Our substantial indebtedness could adversely affect our financial health, page 26

18.   Disclose your estimated payments to service your debt for the next 12 months.

Despite current indebtedness levels, we will be able to incur substantially more debt.
page 26 and

<u>The terms of our debt place restrictions on certain of our subsidiaries…., page 27</u>

19.   The disclosure in the risk factor on page 26 regarding your ability to incur substantially more debt seems to contradict the risk factor on page 27. To the extent "certain exceptions" exist which reconcile the disclosure, please explain them. In addition, reconcile the wording of your caption that indicates that you "will be able to incur substantially more debt" with the first sentence of this risk factor that indicates that you "may be able to incur additional debt in the future."

<u>Market and Other Data, pge 42</u>

20.   As you are responsible for the accuracy and completeness of information that appears in the registration statement, please remove your statement that you cannot guarantee the accuracy and completeness of information you have included from third parties.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 50</u>

<u>Company Overview, page 50</u>

21.   The Commission's Interpretive Release No. 33-8350, "Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations," located on our website at http://www.sec.gov/rules/interp/33-8350.htm, suggests that companies identify and disclose known trends, events, demands, commitments and uncertainties that are reasonably likely to have a material effect on financial condition or operating performance. Please consider expanding the Overview section to address any known trends, demands or uncertainties that could materially affect your results of operations in the future. A substantially enhanced discussion of your planned build-out strategy, including the cost and time-frame for completing it, as well as how you intend to finance the same and the financial impact associated with such financing plans, are all matters that Release No. 33-8350 contemplate.

22.   Please elaborate on your revenue model by describing the various plans you offer, the prices associated with the plans, and the pre-payment arrangements entered into with your customers, including length of time. In the context of your revenue model, please also discuss your relationship with Royal Street.

<u>PCS Licenses, Page 53</u>

23.   Please revise your disclosures about the annual impairment testing of PCS licenses to address the specific uncertainties associated with the methods, assumptions, or levels of judgment utilized in estimating the fair value of PCS licenses. Also provide quantitative information where practicable to demonstrate

the sensitivity of your estimates to change. You should address the questions that arise once the critical accounting estimate or assumption has been identified, by analyzing, to the extent material, such factors as how you arrived at the estimate, how accurate the estimate/assumption has been in the past, how much the estimate/assumption has changed in the past, and whether the estimate/assumption is reasonably likely to change in the future. Please refer to Section V of the Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations in Release Nos. 33-8350 for further guidance.

Performance Measures, page 57

24. Although these measures are important to an evaluation of your business, they should not be given greater prominence than your GAAP measures. Therefore, move this discussion so that it accompanies the later reconciliation discussion.

25. Please provide management's assessment as to how your churn rates compare with your competitors.

26. Please expand the discussion of Cost Per User on page 59 to quantify the impact of the "substantial legal and accounting expenses associated with the internal investigation related to material weaknesses." Please revise the discussion of SG&A expenses on page 63 accordingly.

Results of Operations, page 61

27. Include a discussion of net income for each period and the reasons for any material changes. In this regard, you should highlight the significant gain on the sale of your PCS spectrum license in May 2005 including the reason for the sale and whether this represents a trend. To the extent it does, elaborate in the Overview section.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004, page 65

28. Please expand the discussion of Service Revenues on page 66 to separately quantify the changes in revenues due to price and volume. See Financial Reporting Codification Section 501.04 for guidance. Please also revise page 69 for changes in service and equipment revenues accordingly.

29. Refer to the Consolidated Balance Sheets on page F-4. We note that your Allowance for Doubtful Accounts has remained $2.3 million despite a significant increase in your Accounts Receivable balance as of the end of each period from $9.1 million to $16.0 million. Please expand MD&A to discuss why you did not increase your allowance in light of this increased risk in year end receivables

balances and tell us how you determined the allowance to be adequate as of December 31, 2005.

Liquidity and Capital Resources, page 75

30.   We note that you believe your existing cash, cash equivalents and short-term investments, proceeds from this offering, and your anticipated cash flows from operations will be sufficient to meet your projected operating and capital requirements for your existing business. Disclose how long you expect this to be the case.

31.   With respect to your existing business and planned expansion, provide quantified disclosure as to what your liquidity and capital resource requirements will be over the next twelve months and for the long-term. We consider "long-term" to be the period in excess of the next twelve months. See Section III.C. of Release No. 33-6835 and footnote 43 of Release No. 33-8350. Clarify whether the company will have sufficient cash and other financial resources to fund operations and meet its obligations beyond next twelve months; if so, then state the length of time for which the existing funds will be sufficient.

32.   Please elaborate on, and quantify, the material "clearing costs" associated with non-governmental incumbent licenses.

33.   Reference is made to the discussion in the fourth paragraph on page 76 of your recent debt incurrence. Quantify, and allocate, the amounts used to date to repay all amounts owed under the Credit Agreements and the bridge credit facilities and to pay the related premiums, fees and expenses. Quantify the amount remaining.

34.   Please discuss the impact that the significant amount of debt incurred in October and November 2006 will have on your liquidity and financial position on a forward-looking basis.

35.   Please confirm the amount of net cash provided by operating activities for the nine months ended September 30, 2006 ($302,638).

36.   We note that your maximum senior secured leverage ratio is required to be "less than 4.5 to 1.0…" Clarify what the reference to "4.5 to 1.0" is intended to mean and indicate what your ratio was as of December 31, 2006.

37.   We note your discussion and definition of Adjusted EBITDA both here and elsewhere. We also note the discussion of Adjusted EBITDA on page 124 where you state that it is used as a performance measure for compensation purposes. In every instance where you discuss Adjusted EBITDA, please ensure you fully describe all purposes for which you rely on this non-GAAP measure.

Contractual Obligations and Commercial Commitments, page 83

38.   Please update the table to the last completed fiscal year.

39.   Refer to the discussion of network enhancements on page 98. Please expand the discussion of Liquidity to address how you plan to finance your intended enhancements of network capacity and upgrades to VoIP by 2008.

Change in Accountants, page 85

40.   Refer to page 24. We note that you state that you identified a significant deficiency relating to the accrual of equipment and services in one of your markets but that you also reported no material weaknesses in your internal controls over financial reporting as of December 31, 2005. Please tell us how you determined that the significant deficiency was not a material weakness using the guidance in PCAOB Auditing Standard No 2.

Business, page 86

Auction 58 and Royal Street, page 95

41.   We note that Royal Street has a put option. Explain how the value of Royal Street's underlying ownership interest will be determined if the put is exercised. Tell us whether exercise of this put would jeopardize Royal Street's DE designation.

License Term, page 96

42.   Update the status of your licenses that were set to expire January 2007.

Competition, page 99

43.   If known, disclose market share in each of your core and expansion markets.

Management, page 117

44.   Please disclose Ms. Kornegay's and Mr. Stachiw's positions at Allegiance Telecom Company when it initiated bankruptcy proceedings in May 2003. See Item 401(f) of Regulation S-K.

Executive Compensation, page 122

Mr. Roger D. Linquist
MetroPCS Communications, Inc.
February 2, 2007
p. 9

45.   Please update the disclosure to the end of the last completed fiscal year. Note that
        the 2005 disclosure should remain. Please refer to Question 8 to the "Executive
        Compensation and Related Person Disclosure Transition Questions and Answers"
        located at http://www.sec.gov/divisions/corpfin/faqs/execcompqa.pdf.

Our Executive Compensation Program, page 127

46.   The last sentence on page 127 discloses management's belief that its use of pay
        grades "is the most transparent…approach to achieve the objectives of the
        executive compensation program." Explain why it is considered transparent.

47.   When you discuss your 2006 financial measures when presenting your updated
        disclosure for 2006, address whether the company's disclosure controls and
        procedure failures in 2006 (failure to register under Section 12(g) and timely
        report) were considered as part of its "financial controls/Sarbanes-Oxley
        Compliance" in 2006.

Security Ownership of Principal and Selling Shareholders, page 151

48.   Please update the disclosure to the latest practicable date.

49.   Please disclose the control person(s) of Baltimore 8801 X Ltd. Partners

Transactions with Related Person, page 156

50.   You describe Columbia Capital as one of your largest shareholders but you have
        not included this entity in the beneficial ownership table. Please advise.

Description of Capital Stock, page 158

51.   Please identify the parties to the registration rights agreement.

Financial Statements

Note 1 – Organization and Business Operations, page F-9

52.   Please expand the second paragraph to explain any accounting impact of the
        merger transaction in 2004. Also, expand the disclosure on page F-9 to describe
        the relinquishment of control by the Class A Common Stock holders on
        December 31, 2005 and how the termination event was accounted for in the
        financial statements.

53.   Also, expand the disclosure regarding Royal to explain your basis for
        consolidation of Royal despite only having the ability to elect two of the five
        members of Royal's management committee.

Note 2 – Summary of Significant Accounting Policies, page F-9

54.   We note on pages 64 and F-12 that you capitalize interest costs associated with
        your PSC licenses and property and equipment during the construction of a new
        market. Please expand your accounting policy for capitalized interest to include
        the methodology used to determine when a market is in the construction phase
        and when it becomes operational.

55.   Refer to your accounting policy for earnings per share on page F-16. Please
        revise the disclosure of your computation of earnings per share to address whether
        you have followed the guidance in EITF 03-6, which superseded Topic D-95.
        Please also revise the disclosure on page F-39.

Note 14 – Stock Option Plan, page F-32

56.   We note on page F-32 that your weighted average stock price for stock options
        was $14.28 in 2004 and $21.39 in 2005. Tell us how you determined the fair
        market value of your stock subsequent to the initial public offering that was
        withdrawn in 2004.

57.   We also note on page F-35 that you state there are additional stock options
        outstanding under variable accounting. Please provide separate disclosures for
        stock options using variable plan accounting pursuant to the guidance in
        paragraphs 65 and A240 of FAS 123(R).

58.   Tell us how you accounted for the repriced stock options in December 2005
        disclosed at pages 134 and F-34. Discuss the literature you considered in
        determining the appropriate accounting treatment.

Note 18 – Segment Information, page F-41

59.   We note that you present Adjusted EBITDA for each of your operating segments
        as a measure of profit or loss. Please provide a reconciliation of total Adjusted
        EBITDA to income before income taxes, as required by paragraph 32 of SFAS
        131.

Financial Statements – September 30, 2006

Balance Sheets, page F-53

60.   We note that you have included a pro forma presentation for the changes in
        capitalization related to the conversion of preferred stock. Please revise the notes
        to the financial statements to provide an explanation of the nature of the
        transactions presented in the pro forma balance sheet.

Note 2 Share-based payments, page F-56

61.   Tell us how you determined the fair value of your common stock at each of the
        stock option grant dates in 2006 and for any options granted in 2007 through the
        date of your response letter.   Describe in detail the valuation methodology and
        significant assumptions that you used in estimating the fair value.   In order to
        help us evaluate your estimates, please provide a schedule showing for each
        option, or group of similar options:

        • the grant date
        • the grantee,
        • vesting terms,
        • exercise price,
        • estimated fair value of the option and the underlying common stock
        • the total amount of compensation cost and
        • the amount recognized as expense

        We may have additional comments when you disclose the anticipated offering
        price.

62.   Please disclose in MD&A the following information relating to your issuances of
        stock options:

        • A discussion of the significant factors, assumptions and methodologies used
          in determining fair value;
        • A discussion of each significant factor contributing to the difference between
          the fair value as of the date of each grant and the estimated IPO price;
        • The valuation alternative selected and, if applicable, the reason management
          chose not to obtain contemporaneous valuation by an unrelated valuation
          specialist.

63.   We note that you refer to an independent valuation at page 133 and in note 2 at
        page F-56. Since you have chosen to refer to the use of a valuation, you should
        also disclose the name of the expert and include the expert's consent in the filing.

64.   Refer to Note 11 on page F-69. We note that certain holders of shares and options
        may have rescission rights. Tell us how you applied the guidance in paragraphs
        28-32, and A229-A231 of FAS 123(R), as amended by FSPFAS123(R)-4, in
        determining your accounting treatment for the shares and options subject to
        rescission.   Since it appears that the redemption of these shares and options is
        outside your control, the fair value of these instruments should be classified
        outside permanent equity. Please revise or advise

Form 10

65. Please amend your Form 10 to comply with the above comments.

*   *   *   *   *

        Please amend your registration statement in response to these comments. You
may wish to provide us with marked copies of the amendment to expedite our review.
Please furnish a response letter with your amendment that keys your responses to our
comments and provides any requested supplemental information. Please submit the
response letter on EDGAR as correspondence. Detailed response letters greatly facilitate
our review. Please understand that we may have additional comments after reviewing
your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings reviewed by the staff to be certain that they have provided all
information investors require for an informed decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of
the effective date of the pending registration statement, it should furnish a letter, at the
time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority,
  declare the filing effective, it does not foreclose the Commission from taking any
  action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority,
  in declaring the filing effective, does not relieve the company from its full
  responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness
  as a defense in any proceeding initiated by the Commission or any person under
  the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Claire DeLabar, Staff Accountant, at (202) 551-3349, or Terry French, Accountant Branch Chief, at (202) 551-3828, if you have questions regarding comments on the financial statements and related matters. Please contact William Bennett, Staff Attorney, at (202) 551-3389, or me, at (202) 551-3810, with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: *Via Facsimile: (214) 661-4735*
       Andrew M. Baker, Esq.
       Baker Botts L.L.P.